UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of Registrant’s Name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐    No ☒

CONTENTS

Notice of Special General Meeting of Shareholders

On August 28, 2017, SodaStream International Ltd. (the “Company,” “SodaStream,” “we” or “us”) published a notice that it will hold a special general meeting of shareholders at the principal executive offices of SodaStream, located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel on October 9, 2018 at 2:00 p.m. (Israel time). The special general meeting is being called to approve the acquisition of SodaStream by PepsiCo, Inc. (“PepsiCo”) pursuant to a merger agreement, under which SodaStream will merge with a wholly-owned, indirect subsidiary of PepsiCo and survive as a wholly-owned, indirect subsidiary of PepsiCo. Pursuant to the merger agreement, the shareholders of SodaStream will be entitled to receive $144.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of SodaStream owned immediately prior to the effective time of the merger. The record date for shareholders entitled to attend and vote at the special general meeting is September 4, 2018.

A copy of the notice of the special general meeting is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Additional Information and Where to Find It

In connection with the meeting, SodaStream will send to its shareholders of record as of the record date, and will forward for distribution to beneficial shareholders who hold SodaStream ordinary shares through a bank, broker or other nominee serving as a record holder as of the record date, a proxy statement describing the merger proposal to be voted upon at the meeting, as well as logistical information related to the meeting. Along with the proxy statement, SodaStream will also send and forward a proxy card or voting instruction form enabling shareholders to submit their votes on that proposal.

SodaStream will also furnish copies of the proxy statement and form of proxy card to the Securities and Exchange Commission (the “SEC”) as exhibits to a Report of Foreign Private Issuer on Form 6-K.

This communication is not a substitution for the proxy statement or for any other documents that SodaStream may furnish to the SEC or send to shareholders in connection with the proposed merger. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the proxy statement, and any other documents furnished by SodaStream to the SEC (when available), at the SEC’s website at www.sec.gov, the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and the TASE’s website at http://maya.tase.co.il. Copies of documents furnished by SodaStream may also be obtained for free by submitting a request to Dotan Bar-Natan, General Counsel at +972-3-976-2309, or at IR@sodastream.com. The contents of SodaStream’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement (once available).

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements include, but are not limited to: statements about the expected timing of the acquisition, the satisfaction or waiver of any conditions to the proposed acquisition, and about SodaStream’s business and future prospects. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) SodaStream may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) an event, change or other circumstances may arise that could cause the termination of the merger agreement; (4) SodaStream and PepsiCo may not recognize benefits as expected from the proposed merger; (5) the proposed merger may disrupt current plans and operations and may create potential difficulties in employee retention; (6) the proposed merger may negatively impact relationships with SodaStream’s commercial counter-parties and (7) other factors may imperil the consummation of the merger, which may result in the merger not being consummated within the expected time period or at all. For additional information about other risks to which SodaStream is subject, please see SodaStream’s filings with, and documents furnished to, the SEC, including its most recent annual report on Form 20-F (filed with the SEC on March 22, 2018) and subsequent Reports of Foreign Private Issuer on Form 6-K. SodaStream undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Incorporation by Reference

The contents of this Form 6-K (including Exhibit 99.1 hereto) are hereby incorporated by reference in SodaStream’s registration statements on Form S-8 (File Nos 333-226420, 333-208811, 333-195578, 333-190655 and 333-170299).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

Date: August 28, 2018	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

Exhibit Index

Exhibit No.	Description
99.1	Notice of special general meeting of shareholders of SodaStream International Ltd., published on August 28, 2018.